

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

Ari Krashin
Chief Financial and Operating Officer
Compugen Ltd.
26 Harokmim Street
Holon 5885849, Israel

   Re: Compugen Ltd.
    Registration Statement on Form F-3
    Filed August 5, 2019
    File No. 333-233001

Dear Mr. Krashin:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Irene Paik at 202-551-6553 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Daniel I. Goldberg - Cooley LLP